UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WHITEHORSE FINANCE, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

96524V 106

(CUSIP Number)

Sami Mnaymneh

c/o H.I.G. Capital, LLC

1450 Brickell Avenue, 31st Floor

Miami, FL 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.96524V 106

(1)	Names of reporting persons Sami Mnaymneh
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 133,334
	(8)	Shared voting power 0
	(9)	Sole dispositive power 133,334
	(10)	Shared dispositive power 7,826,284
(11)	Aggregate amount beneficially owned by each reporting person 7,959,618
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 53.2%
(14)	Type of reporting person (see instructions) IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of WhiteHorse Finance, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

Item 2.	Identity and Background.

(a)	This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, by Sami Mnaymneh (“Mr. Mnaymneh”).

(b)	The business address of Mr. Mnaymneh is c/o H.I.G. Capital, LLC, 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

(c)

Mr. Mnaymneh is a Managing Partner of H.I.G. Capital, LLC and also serves as a member of the investment committee of the Issuer. The address of the principal executive offices of H.I.G. Capital, LLC and the Issuer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

(d)	During the last five years, Mr. Mnaymneh has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Mnaymneh has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Mnaymneh is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 10, 2012, Mnaymneh H.I.G. Management, L.P., an entity controlled by Mr. Mnaymneh, purchased 133,334 shares of Common Stock for the benefit of Mr. Mnaymneh for an aggregate amount of $2,000,010 using Mr. Mnaymneh’s personal funds. Although he does not currently intend to do so, Mr. Mnaymneh may seek to borrow funds to finance subsequent purchases of shares of Common Stock.

Item 4.	Purpose of Transaction.

Mr. Mnaymneh acquired the shares of Common Stock solely for investment purposes. Mr. Mnaymneh may make additional purchases of the Issuer’s securities in the open market, in private transactions or otherwise depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments. Mr. Mnaymneh reserves the right to dispose of some or all of his shares of Common Stock in the open market, in private transactions or otherwise.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Mr. Mnaymneh may be deemed to be the beneficial owner of 7,959,618 shares of Common Stock, representing 53.2% of the total issued and outstanding shares of Common Stock. As set forth below, Mr. Mnaymneh’s beneficial ownership of 7,959,618 shares of Common Stock is comprised of his indirect beneficial ownership of the 133,334 shares of Common Stock owned directly by Mnaymneh H.I.G. Management, L.P. and his indirect beneficial ownership of the 7,826,284 shares of Common Stock owned directly by H.I.G. Bayside Debt & LBO Fund II, L.P. and H.I.G. Bayside Loan Opportunity Fund II, L.P. All percentages set forth in this statement on Schedule 13D are based upon the 14,965,624 shares of Common Stock issued and outstanding as of December 10, 2012.

Mr. Mnaymneh is the indirect beneficial owner of the 133,334 shares of Common Stock purchased by Mnaymneh H.I.G. Management, L.P. for his benefit and has sole voting power and sole dispositive power over these shares.

Due to his control of H.I.G. Bayside Advisors II, LLC, the General Partner of H.I.G. Bayside Debt & LBO Fund II, L.P., and H.I.G. Bayside Loan Advisors, LLC, the General Partner of H.I.G. Bayside Loan Opportunity Fund II, L.P., Mr. Mnaymneh may be viewed as having investment power over all of the 7,826,284 shares of Common Stock owned directly by such entities, although voting rights to the Common Stock have been passed through to the limited partners of each entity. Each entity received shares of Common Stock in exchange for the limited liability company interests each owned in WhiteHorse Finance, LLC, the Issuer’s predecessor entity, upon the conversion of the Issuer from a Delaware limited liability company to a Delaware corporation on December 4, 2012. Mr. Mnaymneh disclaims beneficial ownership of such shares of Common Stock, except to the extent of his direct pecuniary interest therein.

Item 6.	Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer.

Each of the 7,959,618 shares of Common Stock over which Mr. Mnaymneh has beneficial ownership is subject to a lock-up agreement that provides, among other things, that such shares shall not be offered, pledged, sold or otherwise disposed of for a restricted period of 180 days after December 4, 2012, unless certain waivers are obtained.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2012
Date

/s/ Sami Mnaymneh by Alastair G. C. Merrick with Power of Attorney
Signature

Sami Mnaymneh by Alastair G. C. Merrick with Power of Attorney
Name